Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

This correspondence was distributed on October 28, 2016.

Date:   October 28, 2016

To:       All Employees

From:   Ed Tilly

RE:       CBOE Holdings Third-Quarter 2016 Strategic Update

“Throughout the quarter we made notable progress in advancing our growth strategy, beginning with our planned acquisition of Bats Global Markets, which we announced on September 26th. I am pleased to report that as we work our way through this process, we continue to believe that we are combining two very complementary and like-minded companies.  There is mutual respect for the best-in-class innovation that each team brings to the marketplace, and we are thrilled by the opportunities that we expect will result from uniting two extremely dynamic and innovative cultures.”

-- Ed Tilly,
CBOE Holdings Third-Quarter 2016 Earnings Call

This morning I reported on a solid third-quarter 2016 for our company. The big news for the quarter was, of course, our announced plans to acquire Bats Global Markets.

We continue to receive positive feedback on the acquisition. Both industry participants and observers have told us they appreciate the deal’s potential to significantly expand our product line, broaden our international reach with Bats’ European presence, diversify our revenue stream, and enable us to streamline the combined company’s technology.

I am very mindful, however, of the questions that a transaction of this magnitude raises internally about the strategy going forward and what it means for individual team members.  I will take a moment here to update you on the strategy and integration process.

It is important to note that we do not view the Bats acquisition as a directional change in strategy.  The opportunities we believe the Bats deal will afford us fit squarely into the strategy I have outlined in virtually all of my previous updates: to develop unique products, expand our customer base and leverage alliances that complement our core business.  We believe the Bats acquisition will increase the speed and efficiency with which we reach our strategic goals, and create significant new opportunities along the way.

We have begun implementing an integration planning process, which includes detailed work flows and timelines.  We held the first meeting of the CBOE/Bats integration planning team, comprised of senior managers across both companies, on October 17 at CBOE.  Twenty-three members of the Bats team flew in from Kansas City, New York and London to join 28 of their CBOE counterparts for the daylong meeting.

Bats CEO Chris Concannon and I kicked off the day by sharing our vision for a transparent, collaborative process. This was followed by a discussion regarding perceptions, questions and concerns among both CBOE and Bats employees, as well as an overview of the integration process itself.  Cultural differences were highlighted, including the communication styles at each company.  Both CBOE and Bats integration team members expressed the desire to preserve highly valued work and communication styles within their respective companies. Our collective opportunity is to take the best of both and create an even richer, more multi-faceted and dynamic culture.  Each member of the integration team subsequently had one-on-one or small-group meetings with their Bats/CBOE counterparts to continue the process of identifying synergies, gaps and opportunities by functional area.

Planning the successful integration of the two companies will require deliberate and sustained efforts over time, and there is still much work ahead. The integration team continues to regularly meet by phone or video teleconference.  We are committed to sharing information about the integration process with you and are now preparing to roll out a regular communications program.

Moving on now to third-quarter highlights. Product development remains key to our value proposition. On October 25, we announced the launch of the CBOE S&P 500 Smile® Index (SMILE), a premium-capture strategy benchmark index constructed to perform in both bull and bear markets.  In September, we expanded our global index offerings with the launch of options on the FTSE Emerging Index (FTEM).

CBOE Vest Financial, our asset management affiliate that focuses on target-based investing, launched two new products this quarter.  In August, CBOE Vest launched the CBOE Vest S&P 500 Buffer Protect Strategy Fund (BUIGX), the first mutual fund designed to provide investors with index-based buffer protection. The new index-based fund provides a risk-managed investment that seeks to protect against some downside losses in the S&P 500® Index, while still participating in potential upside.

On October 18, CBOE Vest announced it launched the CBOE Vest Defined Distribution Strategy Fund (VDDIX), which seeks to generate consistent monthly distributions while preserving capital over the long-term. The fund’s strategy is implemented by selling and purchasing monthly options and is designed to appeal to investors seeking income in a low interest-rate environment.

We view target-based investing as a major trend, as it has the potential to offer the benefits of options trading, while substantially reducing complexity. Furthermore, our proprietary product offering and expertise in developing options-based strategy performance benchmarks, combined with our CBOE Vest partnership, uniquely positions CBOE to define and lead target-based outcome investing in the options space.

We continue to expand our global customer base through providing customers with trading and educational services. After becoming the sole U.S. provider of options on the MSCI Emerging

Markets Index (MXEF) and the MSCI EAFE Index (MXEA), for instance, CBOE implemented sustained business development and educational efforts focused on these products. I’m pleased to note that we have begun to see growing traction in MSCI trading and that we plan to build on that success by broadening distribution of data on these widely followed indexes through CBOE’s Market Data Express service to broker-dealers and their customers.

Our MSCI, SPX, FTSE Russell and VIX® products were prominently featured in last month’s successful 5th annual CBOE Risk Management Conference (RMC) Europe in Ireland, which drew many of Europe’s foremost volatility and derivatives traders, strategists and researchers. We are now preparing for our 2nd annual RMC Asia, which begins on November 30 in Hong Kong.

You may recall that CBOE partnered with the London Stock Exchange Group and major dealer banks in the development of CurveGlobal, a trading venue we believe provides customers with a compelling interest rate trading alternative that offers increased trading efficiencies and reduced transaction costs.  I am pleased to report that CurveGlobal launched successfully on September 26.  We look forward to potentially developing new products for CurveGlobal, introducing the new platform to our U.S. customer base and participating in its anticipated growth.

In closing, I wish to extend my sincere thanks to each of you for your professionalism and commitment.  I strongly believe that the Bats acquisition will provide increased opportunities for our company and our team, but I am well aware of the potential distractions and uncertainty a major acquisition brings in the short-term.  I appreciate your continued focus and dedication, and look forward to bringing you more news as we work through this process.

This e-mail message and any attachments may contain information that is confidential and proprietary to CBOE Holdings, Inc. (CBOE Holdings), Chicago Board Options Exchange, Incorporated (CBOE), or a CBOE Holdings or CBOE subsidiary and/or information that is protected by the attorney-client or other privilege. If you believe you may not be an intended recipient of this e-mail message, or the employee or agent responsible for delivery of this message to the intended recipient(s), its use and disclosure are STRICTLY prohibited. In that event, please do not read the message or any attachments, notify the sender by reply e-mail that you may have received this message in error, and delete the e-mail message and all attachments and destroy any printed copies of such materials.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by BATS will be available free of charge on BATS’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.